January 30, 2006

VIA TELEFAX (202) 772-9206
Ms. Babette Cooper
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

     RE:   Fit for Business International, Inc.
           SEC File No. 333-122176

Dear Ms. Cooper:

We represent Fit for Business International, Inc. ("FFB"). Per our discussion, enclosed is FFB's proposed response to the SEC questions received from the Commission on January 20, 2006. Specifically, we respectfully request your review of Question 3 whereby FFB has presented its position regarding the SEC's question.

Although you have indicated to me that the question will be reviewed in due course, we respectfully request that you expedite your review since FFB is trying to go effective by February 14, 2006. Thank you for your attention to this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ RICHARD I. ANSLOW
   -------------------------
        RICHARD I. ANSLOW

RIA/
Encls.

cc:      Fit for Business International, Inc.
         Ted Davis, CPA

Response to January 30, 2006 Comment Letter                      Page  1  of  5
-------------------------------------------                           ---    ---


Comment 3:
----------

It appears that Fort Street Equity, a principal stockholder, granted the options to third parties and your employees on your behalf and that you should recognize the applicable compensation in your financial statements in accordance with SAB Topic 5.T. We note that you rely upon Fort Street Equity to provide cash to finance your operations via the promissory notes. We also believe that you would not be able to obtain financing from another party under the favorable terms that Fort Street provides due to your status as a development stage entity with no significant operating history and weak financial condition. Accordingly, it appears to us that Fort Street is a principal stockholder as defined by paragraph 395 of SFAS 123 based upon its status as your largest source of cash flow, which we believe gives it the ability to significantly influence you. Please revise the financial statements to recognize compensation for the options granted by Fort Street Equity and provide all disclosures required by paragraphs 45-48 of SFAS 123, as applicable. For purposes of determining the fair value of the options granted (and volatility), please note that you became a public entity upon the initial filing of the SB-2 in March 2005.

Answer:
-------

As a foundation for response to this comment, the management of FFBI states and reaffirms that the Company is engaged in a registration process with the SEC as a small business registrant for financial reporting and other purposes under Regulation SB, and has filed its initial Registration Statement on Form SB-2 in March 2005, and all subsequent amendments thereto, as such. Given this status as a small business registrant, the Company is subject to the accounting rules as contained in SFAS 123 and APB Opinion No. 25, and related interpretations, until reporting periods that commence subsequent to December 15, 2005, after which time, it will be subject to the accounting rules as contained in SFAS 123R. The Company also recognizes SAB Topic 5.T. (prior to amendment by SAB No. 107 for SFAS 123R) as authoritative guidance on this matter, and in formulating its answer to this comment.

Background-

The management of FFBI believes that the following citations and information are relevant to its assertions and conclusions regarding comment 3:

FASB Interpretation ("FIN") No. 44 adopts a common law approach to the definition of "employee" and concludes that an individual is an employee of a grantor if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship (underline provided). Paragraph 5 of FIN 44 includes the following definition of an employee for purposes of applying Opinion 25 (underline provided):

     A grantee is an employee if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship. That relationship shall be determined based on common law as illustrated in case law and currently under the U.S. Internal Revenue Service Revenue Ruling 87-41 (underline provided). Accordingly, for purposes of applying Opinion 25, a grantee meets the definition of an employee if the grantor consistently represents that individual to be an employee under common law (underline provided). The definition of an employee for payroll tax purposes under the U.S. Internal Revenue Code includes common law employees.

As a result of the above, it is understood that it is not appropriate to apply APB Opinion No. 25 accounting to stock options granted to nonemployees (underline provided).

Response to January 30, 2006 Comment Letter                      Page  2  of  5
-------------------------------------------                           ---    ---


SFAS 123, paragraph 8, states the following: "Except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration (underline provided) received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable."

SFAS 123, paragraph 15, states the following: "Equity instruments granted or otherwise transferred directly to an employee by a principal stockholder are stock-based employee compensation to be accounted for the entity under either Opinion 25 or this Statement, whichever method the entity is applying, unless the transfer clearly is for a purpose other than compensation9 (underline provided).

         9That accounting has been required since 1973 in accordance with AICPA Accounting Interpretation 1, "Stock Plans Established by a Principal Stockholder," of Opinion 25."

Under AICPA Accounting Interpretation No. 25 - Accounting for Stock Issued to
Employees: Accounting Interpretations of APB Opinion No. 25, Interpretation 1 - Stock Plans Established by a Principal Stockholder, it states the following:

         "Question - Accounting for compensatory and noncompensatory stock option, purchase and award plans adopted by a corporation is discussed in APB Opinion No. 25 and ARB No. 43, Chapter 13B. Should a corporation account for plans or transactions ("plans"), if they have characteristics otherwise similar to compensatory plans adopted by corporations (underline provided), that are established or financed by a principal stockholder (i.e. one who either owns 10% or more of the corporation's common stock or has the ability, directly or indirectly, to control or influence significantly the corporation)?

         Interpretation - It is difficult to evaluate a principal stockholder's intent when he establishes or finances a plan with characteristics otherwise similar to compensatory plans generally adopted by corporations (underline provided). A principal stockholder may be satisfying his generous nature, settling a moral obligation, or attempting to increase or maintain the value of his own investment. If a principal stockholder's intention is to enhance or maintain the value of his investment by entering into such an arrangement, the corporation is implicitly benefiting from the plan by retention of, and possibly improved performance by, the employee (underline provided). In this case, the benefits to a principal stockholder and to the corporation are generally impossible to separate. Similarly, it is virtually impossible to separate a principal stockholder's personal satisfaction from the benefit to the corporation. Accounting Principles Board Statement No. 4, Basic Concepts and Accounting Principles Underlying Financial Statements of Business Enterprises, paragraph 127 states that "Financial accounting emphasizes the economic substance of events even though the legal form may differ from the economic substance and suggest different treatment."

         The economic substance of this type of plan is substantially the same for the corporation and the employee, whether the plan is adopted by the corporation or a principal stockholder. Consequently, the corporation should account for this type of plan when one is established or financed by a principal stockholder unless (underline provided) (1) the relationship between the stockholder and the corporation's employee is one which would normally result in generosity


Response to January 30, 2006 Comment Letter                      Page  3  of  5
-------------------------------------------                           ---    ---


         (i.e. an immediate family relationship), (2) the stockholder has an obligation to the employee which is completely unrelated to the latter's employment (underline provided) (e.g. the stockholder transfers shares to the employee because of personal business relationships in the past, unrelated to the present employment situation, or (3) the corporation clearly does not benefit from the transaction (e.g. the stockholder transfers shares to a minor employee with whom he has had a close relationship over a number of years).

         This type of plan should be treated as a contribution to capital by the principal stockholder with the offsetting charge accounted for in the same manner as compensatory plans adopted by corporations (underline provided)."

Facts Regarding the Transactions of Fort Street Equity-

The following table illustrates the option purchase transactions between Fort
Street Equity and various nonemployees and employees:


                 Table 1 - Fit For Business International, Inc.
           Summary of Stock Options Purchased from Fort Street Equity

                                                                                                         Goods/
                Period of                                          No. of      Percent     Employee     Services
   Date         Exercise              Purchasing Party            Options     of Total      Status      Provided
-----------   ------------   ---------------------------------   ---------   ----------   ----------   ----------
 6/14/2005     6.5 months     Bruce Gilling                        50,000        8.8%        None         None
 8/26/2005     4.0 months     Kelly Superannuation Fund            16,666        2.9%        None         None
 9/23/2005     3.5 months     Keith Appleby                        16,666        2.9%        None         None
 5/10/2005     7.5 months     Ralston Superannuation Fund         100,000       17.7%     Related to      None
                                                                                          Officer &
                                                                                          Employee
 8/19/2005     4.5 months     Mark Hoey                            66,666       11.8%        None         None
 9/26/2005     3.0 months     Neil Wendt                           25,000        4.4%     Related to      None
                                                                                          Officer &
                                                                                          Employee
                                                                 ---------   ----------
   Total options purchased - Nonemployees                         274,998       48.6%
                                                                 ---------   ----------

Employees of FFBI:
  7/1/2005     6.0 months     Therese Mulherin        (1)         277,576       49.0%     Part-time       None
                                                                                          employee
 9/14/2005     3.5 months     Sandra L. Wendt                      13,420        2.4%     Officer &       None
                                                                                          Employee
                                                                 ---------   ----------
   Total options purchased - Employees                            290,996       51.4%
                                                                 ---------   ----------
   Grand total                                                    565,994      100.0%
                                                                 =========   ==========

(1) Part-time, administrative employee; Not an officer or Director of FFBI.

Response to January 30, 2006 Comment Letter                      Page  4  of  5
-------------------------------------------                           ---    ---


FFBI is of the opinion that the information presented in the Table 1 above is "not characteristic or otherwise similar to compensatory plans generally adopted by corporations", for the following reasons:

       a. It is the opinion of FFBI that Fort Street Equity is not a principal stockholder (as per SFAS 123, paragraph 395) even under the SEC assertion in Comment 3 that Fort Street exercises significant influence over the Company from a cash flow perspective. This is illustrated by the fact that FFBI has completed over $52,000 of debt transactions (two separate loan transactions) since September 30, 2005, that did not involve option purchase transactions or Fort Street. These two transactions indicate that FFBI is not dependent upon Fort Street for its cash needs considering its development stage and/or level of financial weakness.

       b. Six out of a total of eight option purchase transactions were completed by individuals or entities that were not employees of FFBI (per APB 25), and for which no goods or services were provided as part of their respective transactions (per SFAS 123). As such, it is the opinion of FFBI that such transactions do not fall under the rules for consideration as stock options provided under a plan by a principal stockholder (SAB Topic 5.T. and Interpretation No. 1 to APB 25) or the rules for fair value accounting as per SFAS 123 to be recognized by FFBI in its financial statements.

       c. Of the two option purchase transactions completed by employees, one transaction (with Ms. Mulherin), representing 49% of the total options purchased from Fort Street, was completed by a part-time administrative employee who, at the time of the option purchase, had less that two weeks of employment history with FFBI. As such, FFBI is of the opinion that this transaction, and each of the other seven option purchase transactions, had nothing to do with employee compensation as provided in SFAS 123, paragraph 15. Further, FFBI is of the opinion that all of the eight option transactions with Fort Street Equity represented separate obligations and consideration, and had nothing to do with employment matters such as employee retention, employee motivation, future compensation or other aspects associated with conventional compensatory stock option plans of corporations.

       d. The second option purchase transaction completed by an Officer and Director of FFBI (Ms. Wendt) only represented 2.4% of the total options purchased from Fort Street. As such, FFBI is of the opinion that this transaction is immaterial to the determination of whether or not a plan was put in place by a principal stockholder, and, per reason a. above, that Fort Street was not acting in the capacity of a principal stockholder to provide such a plan. In addition, as noted in the Registration Statement on Form SB-2, Amendment 9, all officers and directors of the Company are covered by individual employment agreements which provide detail as to compensation, term of employment, and other matters. Only the employment agreement of Mr. Ralston discusses the grant of stock options, and indicates that Mr. Ralston shall receive stock options in a specified amount, when and if such a plan is adopted by the Company. The Company has not yet adopted such a plan, nor believes that any of its stockholders have provided such a plan.

       e. The dates of the respective option purchases from Fort Street provide, in all instances, for a term of less than 7.5 months to the date of the initial expiration of the options including the remaining options not sold by Fort Street (December 31, 2005, and

Response to January 30, 2006 Comment Letter                      Page  5  of  5
-------------------------------------------                           ---    ---


              subsequently extended by the Board of Directors to March 31,
              2006). Further, there was no vesting period required in the options purchased. FFBI believes that this is further evidence that the options were not related to compensation of employees, employment matters, or that such terms would be considered as "typical" under a conventional compensatory stock option plan of a corporation.

       f. FFBI affirms its opinion that Fort Street was not acting, and never intended to act, as a principal stockholder providing a stock option plan to employees or nonemployees of the Company.

       g. Given the reasons a. through f. above, FFBI is of the opinion that "substance over form" does not, and should not, apply to the option purchase transactions between Fort Street and the respective parties thereto.

Comment 4:
----------

Your response to Comment No. 6 suggests that the issuance of 225,000 shares in aggregate to Messrs. Stough and Murray through certain nominees represents a compensatory transaction entered into by Mr. Poulsen on behalf of the FFBI. Please confirm that the financial statements bear the appropriate amount of compensation.

Answer:
-------

The financial statements of FFBI as of June 30, 2005, and for the year then ended, and the related notes to financial statements, have been corrected to reflect $112,500 of compensation expense related to the shares provided by Mr. Poulsen from the Stock Exchange Agreement.

February 8, 2006

VIA TELEFAX (202) 772-9206
Ms. Babette Cooper
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

         RE:      Fit for Business International, Inc.
                  SEC File No. 333-122176

Dear Ms. Cooper:

We represent Fit for Business International, Inc. ("FFB"). Per our discussion this morning, please be advised of the following regarding FFB's response to Question 3 of the most recent SEC letter:

The purchase price paid by each of the eight individuals/entities to Fort Street Equity is listed on line 4 of the Summary of SFAS 123 (the "Summary") provided previously to the SEC. Based on the number of options purchased under the terms of each transaction (line 3 of the Summary), the price per option paid is provided on line 5 of the Summary. In 5 of the 8 transactions, a purchase price of $0.30 per option was used. In the remaining three transactions, a purchase price of $.19, $.22, and $.17 per option/share were realized, respectively. These individual prices were used to arrive at the total amount paid to Fort Street for the options for a total of $134,070. Such prices would represent a "discount" from the option price of $.50 per share.

As such, FFB has already used a "discounted" price for the calculation of the fair value paid for the options. Also, each of the individuals/entities that purchased FFB options from Fort Street will have to pay $.50 per share to FFB upon exercise of the options to obtain FFB common shares. This will put the total amount paid by each party higher than the $134,070 already paid.

In the Black-Scholes calculation, an exercise price of $.50 per share was used, as this amount is the minimum to be paid upon exercise to FFB by each of the option holders (including Fort Street Equity). The formula for pricing is the greater, not the lesser of $.50 per share; or the average price for 10 ten days before exercise less a discount of 40%. I have included a copy of the first page of the original stock option agreement between Fort Street and FFB (formerly known as Patient Data Corporation). Please note Section 1 of such agreement when referring to the exercise price of the options.

Although I understand your reviewer is on jury duty, we respectfully request that you expedite your review of this remaining question since I have now been advised by Pam Howell that the registration statement must go effective by Monday, February 13, 2006. In addition, please confirm that you have no other questions regarding FFB's proposed changes to question 4 (previously submitted to you).

Thank you for your attention to this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ RICHARD I. ANSLOW
   -------------------------
        RICHARD I. ANSLOW

RIA/
Encls.

cc:      Fit for Business International, Inc.

              PLEASE SEE THE ATTACHED PDF DOCUMENT FOR THE RESPONSE
                  TO THE ABOVE FEBRUARY 8, 2006 COMMENT LETTER

February 9, 2006

VIA TELEFAX (202) 772-9206
Ms. Babette Cooper
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

         RE:      Fit for Business International, Inc.
                  SEC File No. 333-122176

Dear Ms. Cooper:

We represent Fit for Business International, Inc. ("FFB"). Per our discussion, enclosed is FFB's proposed changes to the SB-2 registration statement to respond to SEC question 3 received from the Commission on January 20, 2006.

We respectfully request that you expedite your review since FFB is trying to go effective by Monday, February 13, 2006. If the enclosed is acceptable to the SEC, we can file the amendment immediately. Thank you for your attention to this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ RICHARD I. ANSLOW
   -------------------------
        RICHARD I. ANSLOW

RIA/
Encls.

cc:      Fit for Business International, Inc.
         Pamela Howell, Esq. - SEC

              PLEASE SEE THE ATTACHED PDF DOCUMENT FOR THE RESPONSE
                  TO THE ABOVE FEBRUARY 9, 2006 COMMENT LETTER

February 13, 2006

VIA TELEFAX (202) 772-9206 Pamela Howell, Esq.
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

         RE:      Fit for Business International, Inc.
                  SEC File No. 333-122176

Dear Ms. Howell:

We represent Fit for Business International, Inc. ("FFB"). Per our discussion, enclosed is FFB's proposed response to questions 1 and 2 of the SEC questions received from the Commission on January 20, 2006. We have also enclosed a "black line" version of the proposed changes in the SB-2 amendment.

Per our discussion, Babette Cooper is reviewing FFB's response to Questions 3 and 4. We respectfully request that you expedite your review since FFB is trying to go effective by February 14, 2006. Thank you for your attention to this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ RICHARD I. ANSLOW
   -------------------------
        RICHARD I. ANSLOW

RIA/
Encls.

cc:      Fit for Business International, Inc.